EXHIBIT 99.3

Form 52-109F1 -Certification of Annual Filings

I, Catherine A. Spackman, Chief Financial Officer of Central Fund of Canada Limited, certify that:

1.
I have reviewed the annual filings (as this term is defined in Multilateral Instrument 52-109 Certification of Disclosure in Issuers' Annual and Interim Filings) of Central Fund of Canada Limited, (the "issuer") for the period ending October 31, 2005;

2.
Based on my knowledge, the annual filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the annual filings;

3.
Based on my knowledge, the annual financial statements together with the other financial information included in the annual filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the annual filings;

4.
The issuer's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures and internal control over financial reporting for the issuer, and we have:

(a)
designed such disclosure controls and procedures, or caused them to be designed under our supervision, to provide reasonable assurance that material information relating to the issuer is made known to us by others within it, particularly during the period in which the annual filings are being prepared;

(b)
designed such internal control over financial reporting, or caused it to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with the issuer's GAAP; and

(c)
evaluated the effectiveness of the issuer's disclosure controls and procedures as of the end of the period covered by the annual filings and have caused the issuer to disclose in the annual MD&A our conclusions about the effectiveness of the disclosure controls and procedures as of the end of the period covered by the annual filings based on such evaluation; and

5.
I have caused the issuer to disclose in the annual MD&A any change in the issuer's internal control over financial reporting that occurred during the issuer's most recent interim period that has materially affected, or is reasonably likely to materially affect, the issuer's internal control over financial reporting.

Date: July 27, 2006	"CATHERINE A. SPACKMAN"
Catherine A. Spackman Chief Financial Officer

NOTICE

        This Notice accompanies, and should be read in conjunction with, the Form 52-109F1 -Certification of Annual Filings of Catherine A. Spackman, Chief Financial Officer of Central Fund of Canada Limited dated April 20, 2006 (the "Original Certificate") filed by Central Fund of Canada Limited (the "Issuer") with the Canadian securities regulatory authorities through the System for Electronic Document Analysis and Retrieval ("SEDAR").

        The Original Certificate was filed in error through SEDAR and should be disregarded by the reader from the date of this Notice. As of the date of this Notice, the Original Certificate is superseded and replaced by the Form 52-109FT1 -Certification of Annual Filings of J.C. Stefan Spicer, President and Chief Executive Officer of Central Fund of Canada Limited dated July 27, 2006 filed by the Issuer with the Canadian securities regulatory authorities through SEDAR.

CENTRAL FUND OF CANADA LIMITED
Date: July 27, 2006	"CATHERINE A. SPACKMAN"
Catherine A. Spackman Chief Financial Officer

Form 52-109FT1 -Certification of Annual Filings

I, Catherine A. Spackman, Chief Financial Officer of Central Fund of Canada Limited, certify that:

1.
I have reviewed the annual filings (as the term is defined in Multilateral Instrument 52-109 Certificate of Disclosure in Issuers' Annual and Interim Filings) of Central Fund of Canada Limited for the year ended October 31, 2004.

2.
based on my knowledge, the annual filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the annual filings; and

3.
Based on my knowledge, the annual financial statements together with the other financial information included in the annual filings fairly present in all material respect the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the annual filings.

Date: July 27, 2006	"CATHERINE A. SPACKMAN"
Catherine A. Spackman Chief Financial Officer

NOTICE

        This Notice accompanies, and should be read in conjunction with, the Form 52-109FT2 of Catherine A. Spackman, Chief Financial Officer of Central Fund of Canada Limited dated February 28, 2006 (the "Original Certificate") filed by Central Fund of Canada Limited (the "Issuer") with the Canadian securities regulatory authorities through the System for Electronic Document Analysis and Retrieval ("SEDAR").

        The Original Certificate was filed in error through SEDAR and should be disregarded by the reader from the date of this Notice. As of the date of this Notice, the Original Certificate is superseded and replaced by the Form 52-109F2 -Certification of Interim Filings of J.C. Stefan Spicer, President and Chief Executive Officer of Central Fund of Canada Limited dated July 27, 2006 filed by the Issuer with the Canadian securities regulatory authorities through SEDAR.

CENTRAL FUND OF CANADA LIMITED
Date: July 27, 2006	"CATHERINE A. SPACKMAN"
Catherine A. Spackman Chief Financial Officer

Form 52-109F2 -Certification of Interim Filings

I, Catherine A. Spackman Chief Financial Officer of Central Fund of Canada Limited, certify that:

1.
I have reviewed the interim filings (as this term is defined in Multilateral Instrument 52-109 Certification of Disclosure in Issuers' Annual and Interim Filings) of Central Fund of Canada Limited, (the "issuer") for the interim period ending January 31, 2006;

2.
Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings;

3.
Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the interim filings;

4.
The issuer's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures and internal control over financial reporting for the issuer, and we have:

(a)
designed such disclosure controls and procedures, or caused them to be designed under our supervision, to provide reasonable assurance that material information relating to the issuer is made known to us by others within it, particularly during the period in which the annual filings are being prepared;

(b)
designed such internal control over financial reporting, or caused it to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with the issuer's GAAP; and

5.
I have caused the issuer to disclose in the interim MD&A any change in the issuer's internal control over financial reporting that occurred during the issuer's most recent interim period that has materially affected, or is reasonably likely to materially affect, the issuer's internal control over financial reporting.

Date: July 27, 2006	"CATHERINE A. SPACKMAN"
Catherine A. Spackman Chief Financial Officer